UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 19)

____________________________________

SEACOR Holdings Inc.
(Name of Subject Company)

____________________________________

SEACOR Holdings Inc.
(Name of Person Filing Statement)

____________________________________

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
811904101
(CUSIP Number of Class of Securities)
William C. Long
Chief Legal Officer
SEACOR Holdings Inc.
2200 Eller Drive
Fort Lauderdale, Florida 33316
(954) 523-2200
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

____________________________________

With copies to:
Scott W. Golenbock
Brett Nadritch
Milbank LLP
55 Hudson Yards
New York, New York 10001-2163
(212) 530-5000

____________________________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 19 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by SEACOR Holdings Inc., a Delaware corporation (the “Company”), on December 18, 2020 with the Securities and Exchange Commission, relating to the tender offer by Safari Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Safari Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares” and each, a “Share”) at a price per Share of $41.50, net to the holder in cash, without interest and subject to any applicable withholding of tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2020, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (which, together with the Offer to Purchase, constitutes the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 19. This Amendment No. 19 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8:

Thirteenth Extension of the Offer.

On April 8, 2021, American Industrial Partners announced an extension of the expiration of the Offer until 5:00 p.m., Eastern Time, on April 9, 2021. The Company has provided its consent to the Offer being extended through April 9, 2021 to permit guaranteed delivery shares to be actually delivered physically or by book entry. Purchaser has not sought and the Company’s Board has not consented to an extension beyond Friday, April 9, 2021. All other terms and conditions of the Offer remain the same. The transaction is subject to the satisfaction of customary closing conditions.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits hereto:

(a)(1)(S) Press Release issued by American Industrial Partners, dated April 8, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEACOR Holdings Inc.
Dated: April 8, 2021	By:	/s/ Bruce Weins
	Name:	Bruce Weins
	Title:	Senior Vice President and Chief Financial Officer

3